Filed pursuant to Rule 433

Registration Statement No. 333-202025

March 16, 2016

Relating to Preliminary Prospectus Supplement

dated March 16, 2016

Republic of Colombia

Final Pricing Term Sheet

3.875% Euro-Denominated Global Bonds due 2026

Issuer:	Republic of Colombia
Transaction:	3.875% Euro-Denominated Global Bonds due 2026
Expected Issue Ratings*:	Baa2 / BBB / BBB
Format:	SEC Registered
Principal Amount:	€ 1,350,000,000
Pricing Date:	March 16, 2016
Settlement Date:	March 22, 2016 (T+4)
Make-Whole Call:	Prior to December 22, 2025 at a discount rate of German Government Bundesanleihe plus 50 basis points
Par Call:	On and after December 22, 2025 (three months before the maturity date) redeemable at 100.000%
Maturity Date:	March 22, 2026
Interest Payment Dates:	March 22 of each year, commencing March 22, 2017, to the holders of record on March 7 preceding each payment date
Benchmark Instrument:	0.500% DBR due February 15, 2026
Benchmark Instrument Price and Yield:	Price: 101.82 and yield: 0.313%
Re-offer Spread over Benchmark:	356.2 bps
Reference Mid Swap Rate:	0.655%
Re-offer Spread over Mid-Swap:	322.0 bps
Yield to Maturity:	3.875%
Coupon:	3.875% per year
Price to public:	100.000%, plus accrued interest, if any, from March 22, 2016
Net Proceeds (before expenses) to Issuer:	€ 1,346,625,000, plus accrued interest, if any, from March 22, 2016
Day Count:	Act/Act
Denominations:	€ 100,000 and increments of € 1,000 in excess thereof
Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Bookrunners:	Banco Bilbao Vizcaya Argentaria, S.A. Goldman, Sachs & Co. J.P. Morgan Securities plc
Clearing:	Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.
ISIN/Common Code:	XS1385239006 / 138523900

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

A prospectus dated September 21, 2015, accompanies this free-writing prospectus and is available from the Securities and Exchange Commission’s (the “Commission”) website at http://www.sec.gov/Archives/edgar/data/917142/000119312515323972/d16798d424b3.htm .

A preliminary prospectus supplement, subject to completion on March 16, 2015, for the Global Bonds, is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/917142/000119312516505808/d105381d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banco Bilbao Vizcaya Argentaria, S.A. toll-free at +1-212-728-1500, Goldman, Sachs & Co. toll-free at + 1-866-471-2526, or J.P. Morgan Securities plc toll-free at +1-866-846-2874.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.